Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Urologix, Inc.:

We consent to the use of our report dated September 21, 2011, with respect to the balance sheets of Urologix, Inc. as of June 30, 2011 and 2010, and the related statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2011, incorporated herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated September 21, 2011 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative operating cash flows and has entered into a new licensing agreement that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Minneapolis, Minnesota

June 8, 2012